Exhibit (a)(13)


                             FANT INDUSTRIES INC.
                             2154 Highland Avenue
                          Birmingham, Alabama 35205
                            Phone:  (205) 933-1030


For further information contact:

Anthony J. Fant
(205) 933-1030

Richard Grubaugh
Beacon Hill Partners, Inc.
(212) 843-8500


FOR IMMEDIATE RELEASE
---------------------


FANT INDUSTRIES FILES LAWSUIT AGAINST HEI'S BOARD OF DIRECTORS
--------------------------------------------------------------

NEW YORK, NEW YORK -- March 30, 1998 -- Fant Industries Inc. announces the filing of a lawsuit against the directors of HEI, Inc. of Victoria, Minnesota as well as the Company in the federal district court for the Northern
District of Alabama. Fant's complaint alleges, among other things, violations of federal securities laws in public disclosures by the Company's directors relating to Fant's tender offer. Anthony J. Fant, who controls Fant Industries said, "These directors are doing everything they can to keep their seats on the Board and their lucrative stock options. So I was not at all surprised at their response to our generous offer." The complaint also alleges that the directors have breached their fiduciary duties and interfered with important business relationships.

     Fant Industries has made a tender offer for 11.5% of the Common Stock of HEI at $8.00 per share and would own 29.5% of the Company's outstanding shares upon completion of the offer. Fant's offer expires at midnight, eastern time, on April 7, 1998.